Star Equity Fund Issues Statement on Successful Campaign at Superior Drilling Products

Called on Company to Explore Strategic Alternatives in 2022 and Again in 2023

Star Equity Fund Will Vote FOR the Sale to Drilling Tools International

Old Greenwich, CT – July 8, 2024 – Star Equity Fund, LP and affiliates (“Star Equity Fund”, “we”, “our”), an approximate 10% shareholder of Superior Drilling Products, Inc. (NYSE American: SDPI) (“SDPI” or the “Company”), announced today a successful conclusion to its campaign at SDPI.

Under pressure from our campaign, the Company announced its sale to Drilling Tools International (NASDAQ: DTI) (“DTI”) on March 7, 2024. Details of the transaction, which was unanimously approved by the Boards of both DTI and SDPI and a Special Committee of the Board of SDPI (the “SDPI Special Committee”), are available in the Form S-4 filed with the SEC on May 10, 2024 (the “S-4”). The transaction is expected to close in the third quarter of 2024.

We catalyzed the sale of SDPI
We do not believe SDPI’s Board of Directors would have put the Company up for sale had we not encouraged them to do so beginning in 2022. In our open letters to the Company’s Board, issued in 2022 and again in 2023, we insisted that remaining a small public company would be a poor outcome for SDPI shareholders given the Company’s high SG&A expenses, including management compensation and public-company costs, as a percentage of revenue.

While we made a variety of recommendations to the SDPI Board in our letters, we have consistently emphasized that a sale of SDPI to a larger company would be in the best interest of shareholders. We believe our persistence in this recommendation directly resulted in the Company hiring a financial advisor to explore strategic alternatives as announced on May 22, 2023 and, ultimately, SDPI selling itself to DTI.

We will vote FOR the sale
We believe the Company made the right decision to sell itself and we support the transaction with DTI. Therefore, we will vote FOR the sale and we look forward to becoming DTI shareholders. We believe this sale to DTI best aligns with our goals of maximizing value for all SDPI shareholders and creating a thriving, well-regarded Company where customers, employees, and shareholders all benefit from its products, services, and overall presence in the marketplace.

We are disappointed with the SDPI Board’s management of the sale process
While we are pleased that our campaign led to a positive outcome for SDPI shareholders, we are very disappointed with the SDPI Board’s handling of the sale process, especially the SDPI Special Committee consisting of directors Lines, Ronca, and Iverson. Specifically, according to the “Background of the Merger” section of the S-4, SDPI’s financial advisor fielded unsolicited interest in SDPI but, at the direction of the SDPI Special Committee, did not actively solicit potential buyers. This is a difficult decision to understand given the public show the Company made of hiring a financial advisor on May 22, 2023. What exactly did the financial advisor do for its fee of $2.5 million? Excessive financial advisor fees, legal fees, and management transaction bonuses will result in an extremely high cost to the Company (and, thus, to DTI) – estimated to be $5.2 million in the S-4 – representing approximately 16% of transaction value. As disclosed in the S-4, when DTI learned about SDPI’s transaction costs, it reduced its cash acquisition consideration and threatened to walk away from the deal. This latest grievance, unfortunately, is in line with our historically expressed concerns about the shareholder-mindedness of SDPI’s “independent” directors who have a long history of harming shareholder rights and shareholder value at SDPI. Our hope is that directors Lines, Ronca, and Iverson never again serve on a public company board.

We look forward to voting FOR the sale of SDPI to DTI and are pleased that our efforts yielded value for long-suffering SDPI shareholders. We believe the corporate governance and shareholder orientation of DTI’s Board of Directors post-transaction will leave former SDPI shareholders in better hands than they were in previously and believe this transaction will be beneficial to shareholders of both companies.

About Star Equity Fund, LP
Star Equity Fund, LP is an investment fund managed by Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value and improve corporate governance at its portfolio companies.

About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. is a diversified holding company currently composed of two divisions: Building Solutions and Investments.

For more information contact:
Star Equity Fund, LP	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	212-836-9611 / lcati@equityny.com
203-489-9501	Katie Murphy
jeff.eberwein@starequity.com	212-836-9612 / kmurphy@equityny.com